UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of May, 2011.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	☐	No	☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.

(Registrant)

Date: May 3, 2011.	By:	/s/ Luis García Limón

		Name:	Luis García Limón
		Title:	Chief Executive Officer

GUADALAJARA, MEXICO, May 2, 2011- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) (“Simec”) announced today its results of operations for the three-month period ended March 31, 2011.

Comparative first quarter of 2011 vs. first quarter of 2010

Net Sales

Net sales of the company increased 3% by the combination of: improved in the sales price and fall of volume of shipments, sales rose from Ps. 6,393 millions in the first quarter of 2010 to Ps. 6,565 millions in the same period of 2011. Shipments of finished steel products decreased 11%, from 604 thousand tons in the first quarter of 2010 compared to 538 thousand tons in the same period of 2011. Total sales outside of Mexico in the first quarter of 2011 increased 9% to Ps. 3,678 millions compared to Ps. 3,380 millions in the same period of 2010. The Mexican sales decreased 4% from Ps. 3,013 millions in the first quarter of 2010 to Ps. 2,887 millions in the same period of 2011. The increase in sales can be explained due to improvement in the price of the subsidiary Simrep, because the volume of tons shipments in both periods are similar, while the finished products of the facilities of Mexico showed a fall in the first quarter of 2011, by the failure of the transformer in the plant of Guadalajara. Comparatively with the same period of 2010, sales in volume decreased 66 thousand shipment in 2011. The average price of steel products increased 15% in the first quarter of 2011 compared with the same period of 2010.

Direct Cost of Sales

Direct cost of sales increased 5% from Ps. 5,391 millions in the first quarter of 2010 to Ps. 5,682 millions in the same period of 2011. Direct cost of sales as a percentage of net sales in the first quarter of 2011 represented 87% compared to 84% the same period of previous year. The increase is due to increase in price of raw materials. The average cost of finished steel products in the first quarter of 2011 increased 18% compared to the same period of 2010.

Marginal Profit

Marginal profit of the company for the same period decreased 12% from Ps. 1,002 millions in 2010 to Ps. 883 millions in the same period of 2011. Marginal profit as a percentage of net sales in the first quarter of 2011 was 13% and for the same period of 2010 was 16%. The fall in marginal profit is due to fall in volume of shipments and increase in raw materials during the first quarter of 2011 compared with the same period of 2010.

Operating Expenses

Operating expenses decrease 20% to Ps. 282 millions in the first quarter of 2011 compared to Ps. 354 millions in the same period of 2010, and represented 4% of net sales in the first quarter of 2011 and 6% in the first quarter of 2010.

Operating Income

Operating income decreased 7% from Ps. 648 millions for the first quarter of 2010 compared to Ps. 601 millions in the same period of 2011. Operating income as a percentage of net sales was 10% in the first quarter of 2010 compared to 9% in the same period of 2011. The decreased in operating income is due to fall in volume of shipments, increased in raw material during the first quarter of 2011 compared with the same period of 2010.

EBITDA

The ebitda of the company for the first quarter of 2011, show a decreased of 8%, by the above mentioned, to fall from Ps. 906 millions in the first quarter of 2010 compared against Ps. 831 millions of the first quarter of 2011,

Comprehensive Financial Cost

Comprehensive financial cost in the first quarter of 2011 represented an expense of Ps. 84 millions compared with an expense of Ps. 24 millions in the same period of 2010. Net interest income was Ps. 2 millions in the first quarter of 2011 compared with a net gain of Ps. 3 millions in the same period of 2010. At the same time, Simec registered an exchange loss of Ps. 86 millions in the first quarter of 2011 compared with an exchange loss of Ps. 27 millions in the same period of 2010, due to 5.3% revaluation of the peso versus the dollar as of March 31, 2011 compared to December 31, 2010.

Other Expenses (Income) net

The company recorded other income net of Ps. 1 millions in the first quarter of 2011 compared to other income net of Ps. 10 millions in the same period of 2010.

Income Taxes

Income Taxes recorded an income of Ps. 11 millions in the first quarter of 2011 (including the income of Ps. 33 millions of deferred income taxes) compared to an expense of Ps. 21 millions in the same period of 2010 (including the benefits of Ps. 2 millions of deferred income taxes).

Net Income

As a result of the foregoing, net income decreased 14% to Ps. 529 millions in the first quarter of 2011 versus Ps. 614 millions in the same period of 2010.

Liquidity and Capital Resources

As of March 31, 2011, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.6 millions (accrued interest on March 31, 2011 was U.S. $452,189, or Ps. 5.4 millions). As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2010 was U.S. $445,314).

Comparative first quarter of 2011 vs. fourth quarter of 2010

Net Sales

Net sales of the company increased 17% from Ps. 5,615 millions of the fourth quarter of 2010 to Ps. 6,565 millions to the first quarter of 2011. Sales in tons of finished steel increased 3% from 522 thousand tons in the fourth quarter of 2010 compared with 538 thousand tons in the first quarter of 2011. The total sales outside of Mexico for the first quarter of 2011 increased 19% to Ps. 3,094 millions in the fourth quarter of 2010, compared with Ps. 3,678 millions for the first quarter of 2011. The Mexican sales increased 15% from Ps. 2,521 millions in the fourth quarter of 2010 to Ps. 2,887 millions in the first quarter of 2011. Prices of finished products sold in the first quarter 2011 increased 13% compared to the fourth quarter 2010.

Direct Cost of Sales

Direct cost of sales increased 11% from Ps. 5,136 millions in the fourth quarter of 2010 to Ps. 5,682 millions in the first quarter of 2011. With respect to sales, in the first quarter of 2011, the direct cost of sales represent 87% compared to 91% for the fourth quarter of 2010. The average cost of raw materials used to produce steel products increased 7% in the first quarter of 2011 versus the fourth quarter of 2010, primarily as a result of increase in the volume of shipments and increases in the price of raw materials.

Marginal (Loss) Profit

Marginal profit for the first quarter of 2011 grew to Ps. 883 millions compared with the profit of Ps. 479 millions in the fourth quarter of 2010, this represented an increased of 84%. The marginal profit as a percentage of net sales for the first quarter of 2011 was 13% compared with 9% for the fourth quarter of 2010. The increase in marginal profit is due to the swift improved in the volume of the shipments and improved of the sales price.

Operating Expenses

Operating expenses represented to Ps. 282 millions in the first quarter of 2011 versus Ps. 325 millions in the fourth quarter of 2010, equivalent to a decreased of 13%. Operating expenses as a percentage of net sales represented 4% during the first quarter of 2011 and 6% for the fourth quarter of 2010.

Operating (Loss) Income

Operating income was Ps. 601 millions in the first quarter of 2011 compared to Ps. 154 millions of the fourth quarter of 2010. The operating income increase 290% between both quarters. The operating income as a percentage of net sales in the first quarter of 2011 was 9% compared to a operating loss of 3% in the fourth quarter 2010. The increase in operating income is due to the improved in shipments and sales price for the first quarter of 2011 compared with the fourth quarter of 2010.

EBITDA

The ebitda of the first quarter of 2011 was of Ps. 831 millions compared to Ps. 402 millions of the fourth quarter of 2010, an increased of Ps 429 millions.

Comprehensive Financial Cost

Comprehensive financial cost for the first quarter of 2011 represented an expense of Ps. 84 millions compared with an expense of Ps. 10 millions for the fourth quarter of 2010. Net interest income was Ps. 2 millions in the first quarter of 2011 compared with a zero cost in the fourth quarter of 2010. At the same time we registered an exchange net loss of Ps. 86 millions in the first quarter of 2011 compared with an exchange net loss of Ps. 10 millions in the fourth quarter of 2010.

Other Expenses (Income) net

The company recorded other income net of Ps. 1 millions in the first quarter of 2011 compared with other expenses net of Ps. 14 millions for the fourth quarter of 2010.

Income Taxes

Income Taxes, the company recorded an income of Ps. 11 millions in the first quarter of 2011 (include an income of income tax deferred for Ps 33 millions) compared against an income of Ps. 85 millions of income for income tax for the fourth quarter of 2010.

Income (Loss)

As a result of the foregoing, the company recorded a net income of Ps. 529 millions in the first quarter 2011 compared to a net income of Ps. 215 millions in the fourth quarter 2010.

(Millions of pesos)	1Q ‘11	1Q ‘10	4Q ‘10	1Q´11 vs 1Q'10	1Q´11 vs 4Q´10
Sales	6,565	6,393	5,615	3%	17%
Cost of Sales	5,682	5,391	5,136	5%	11%
Gross Profit	883	1.002	479	(12%)	84%
Operating Expenses	282	354	325	(20%)	(13%)
Operating Profit	601	648	154	(7%)	290%
EBITDA	831	906	402	(8%)	107%
Net Profit	529	614	215	(14%)	146%
Sales outside Mexico	3,678	3,380	3,094	9%	19%
Sales in México	2,887	3,013	2,521	(4%)	15%
Total sales (tons)	538	604	522	(11%)	3%

Product
	Thousands of tons 1Q '11	Millions of pesos 1Q'11	Average price per ton 1Q'11	Thousands of tons 1Q'10	Millions of pesos 1Q'10	Average price per ton 1Q'10	Thousands of tons 4Q'10	Millions of pesos 4Q'10	Average price per ton 4Q'10
Comercial Profiles	234	2,362	10,094	284	2,488	8,760	261	2,428	9,303
Special Profiles	304	4,203	13,825	320	3,905	12,203	261	3,187	12,211
	538	6565	10,202	604	6,393	10,584	522	5,615	10,757

     The comparative table of the three Quarter Income have been modified with the full cost system

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011

GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2011 AND 2010
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	27,691,000	100	27,449,233	100

s02	CURRENT ASSETS	14,102,998	51	13,321,144	49
s03	CASH AND SHORT-TERM INVESTMENTS	3,510,387	13	1,915,544	7
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,925,469	11	3,407,404	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	765,750	3	1,488,539	5
s06	INVENTORIES	6,819,309	25	6,245,142	23
s07	OTHER CURRENT ASSETS	82,083	0	264,515	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	9,401,542	34	9,587,893	35
s13	LAND AND BULIDINGS	3,982,923	14	3,722,224	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	13,039,574	47	12,869,908	47
s15	OTHER EQUIPMENT	237,805	1	232,483	1
s16	ACCUMULATED DEPRECIATION	8,285,512	30	7,627,548	28
s17	CONSTRUCTION IN PROGRESS	426,752	2	390,826	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,030,844	15	4,398,698	16
s19	OTHER ASSETS	155,616	1	141,498	1

s20	TOTAL LIABILITIES	6,807,387	100	7,092,796	100

s21	CURRENT LIABILITIES	4,093,462	60	4,291,458	61
s22	SUPPLIERS	2,598,994	38	2,303,126	32
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	3,614	0	3,764	0
s103	OTHER LOANS WITH COST	581,130	9	774,315	11
s25	TAXES PAYABLE	387,049	6	181,507	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	522,675	8	1,028,746	15
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,713,925	40	2,801,338	39

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	20,883,613	100	20,356,437	100

s34	MINORITY INTEREST	1,768,711	8	2,101,638	10
s35	MAJORITY INTEREST	19,114,902	92	18,254,799	90
s36	CONTRIBUTED CAPITAL	8,350,900	40	8,350,900	41
S79	CAPITAL STOCK	4,142,696	20	4,142,696	20
s39	PREMIUM ON ISSUANCE OF SHARES	4,208,204	20	4,208,204	21
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	10,764,002	52	9,903,899	49
s42	RETAINED EARNINGS AND CAPITAL RESERVES	10,462,101	50	9,645,761	47
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	301,901	1	258,138	1
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	3,510,387	100	1,915,544	100
s46	CASH	700,135	20	972,927	51
s47	SHORT-TERM INVESTMENTS	2,810,252	80	942,617	49

s07	OTHER CURRENT ASSETS	82,083	100	264,515	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	82,083	100	264,515	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,030,844	100	4,398,698	100
s48	DEFERRED EXPENSES	2,222,085	55	2,591,121	59
s49	GOODWILL	1,797,672	45	1,798,293	41
s51	OTHER	11,087	0	9,284	0

s19	OTHER ASSETS	155,616	100	141,498	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	155,616	100	141,498	100

s21	CURRENT LIABILITIES	4,093,462	100	4,291,458	100
s52	FOREIGN CURRENCY LIABILITIES	2,906,823	71	2,863,780	67
s53	MEXICAN PESOS LIABILITIES	1,186,639	29	1,427,678	33

s26	OTHER CURRENT LIABILITIES WITHOUT COST	522,675	100	1,028,746	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	45,961	9	211,104	21
s89	INTEREST LIABILITIES	5,413	1	5,300	1
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	471,301	90	812,342	79

s27	LONG-TERM LIABILITIES	0	100	0	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	100	0	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,713,925	100	2,801,338	100
s66	DEFERRED TAXES	2,630,015	97	2,709,898	97
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	34,410	1	31,852	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	49,500	2	59,588	2

s79	CAPITAL STOCK	4,142,696	100	4,142,696	100
s37	CAPITAL STOCK (NOMINAL)	2,420,230	58	2,420,230	58
s69	RESTATEMENT OF CAPITAL STOCK	1,722,466	42	1,722,466	42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	10,462,101	100	9,645,761	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	200,612	2	200,612	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	9,778,636	93	8,875,093	92
s45	NET INCOME FOR THE YEAR	482,853	5	570,056	6

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	301,901	100	258,138	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	333,887	118	405,914	157
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(31,986)	(11)	(147,776)	(57)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A. DE C.V.
BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S72	WORKING CAPITAL	10,009,536	9,029,686
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	54	55
S75	EMPLOYERS (*)	1,455	1,539
S76	WORKERS (*)	3,081	2,787
S77	COMMON SHARES (*)	497,709,214	497,709,214
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	581,130	770,229

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31 OF 2011 AND 2010
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	6,565,451	100	6,392,994	100
r02	COST OF SALES	5,682,267	87	5,268,797	82
r03	GROSS PROFIT	883,184	13	1,124,197	18
r04	OPERATING EXPENSES	282,259	4	512,081	8
r05	OPERATING INCOME	600,925	9	612,116	10
r08	OTHER INCOME AND (EXPENSE), NET	938	0	10,229	0
r06	COMPREHENSIVE FINANCING RESULT	(84,279)	(1)	(24,346)	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	517,584	8	597,999	9
r10	INCOME TAXES	(11,169)	0	20,534	0
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	528,753	8	577,465	9
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	528,753	8	577,465	9
r19	NET INCOME OF MINORITY INTEREST	45,900	1	7,409	0
r20	NET INCOME OF MAJORITY INTEREST	482,853	7	570,056	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	6,565,451	100	6,392,994	100
r21	DOMESTIC	2,887,125	44	3,012,812	47
r22	FOREIGN	3,678,326	56	3,380,182	53
r23	TRANSLATED INTO DOLLARS (***)	307,352	0	268,472	4

r08	OTHER INCOME AND (EXPENSE), NET	938	100	10,229	100
r49	OTHER INCOME AND (EXPENSE), NET	938	100	10,229	100
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	(84,279)	100	(24,346)	100
r24	INTEREST EXPENSE	3,209	(4)	0	0)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	5,379	(6)	2,580	(11)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(86,449)	103	(26,926)	111
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	(11,169)	100	20,534	100
r32	INCOME TAX	22,133	(198)	22,231	108
r33	DEFERRED INCOME TAX	(33,302)	298	(1,697)	(8)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	6,634,778	6,593,212
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	24,729,052	20,645,867
r39	OPERATION INCOME (**)	1,148,202	501,313
r40	NET INCOME OF MAJORITY INTEREST (**)	997,481	918,154
r41	NET CONSOLIDATED INCOME (**)	1,233,964	1,294,351
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	230,039	258,484

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
QUARTERLY STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31 OF 2011 AND 2010
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	6,565,451	100	6,392,994	100
r02	COST OF SALES	5,682,267	87	5,268,797	82
r03	GROSS PROFIT	883,184	13	1,124,197	18
r04	OPERATING EXPENSES	282,259	4	512,081	8
r05	OPERATING INCOME	600,925	9	612,116	10
r08	OTHER INCOME AND (EXPENSE), NET	938	0	10,229	0
r06	COMPREHENSIVE FINANCING RESULT	(84,279)	(1)	(24,346)	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	517,584	8	597,999	9
r10	INCOME TAXES	(11,169)	0	20,534	0
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	528,753	8	577,465	9
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	528,753	8	577,465	9
r19	NET INCOME OF MINORITY INTEREST	45,900	1	7,409	0
r20	NET INCOME OF MAJORITY INTEREST	482,853	7	570,056	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	6,565,451	100	6,392,994	100
rt21	DOMESTIC	2,887,125	44	3,012,812	47
rt22	FOREIGN	3,678,326	56	3,380,182	53
rt23	TRANSLATED INTO DOLLARS (***)	307,352	5	268,472	4

rt08	OTHER INCOME AND (EXPENSE), NET	938	100	10,229	100
rt49	OTHER INCOME AND (EXPENSE), NET	938	100	10,229	100
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING RESULT	(84,279)	100	(24,346)	100
rt24	INTEREST EXPENSE	3,209	(4)	0	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	5,379	(6)	2,580	(11)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(86,449)	103	(26,926)	111
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	(11,169)	100	20,534	100
rt32	INCOME TAX	22,133	(198)	22,231	108
rt33	DEFERRED INCOME TAX	(33,302)	298	(1,697)	(8)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	230,039	258,484

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR:20110
GRUPO SIMEC, S.A.B. DE C.V.
STATE OF CASH FLOW DIRECT METHOD)
FROM JANUARY 1 TO MARCH 31 OF 2011 AND 2010
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

	ACTIVITIES OF OPERATION
e01	INCOME (LOSS) BEFORE INCOME TAXES	517,584	597,999
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	224,660	254,616
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	(3,596)	0
e05	CASH FLOW BEFORE INCOME TAX	738,648	852,615
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(435,997)	(896,490)
e07	CASH FLOW PROVIDED OF OPERATING ACTIVITIES	302,6561	(43,875)
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(164,645)	(51,918)
e09	CASH FLOW AFTER INVESTING ACTIVITIES	138,006	(95,793)
	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	0)	63,607
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	138,006	(32,186)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(12,536)	(1,170)
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	3,384,917	1,948,900
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	3,510,387	1,915,544

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
STATE OF CASH FLOW (INDIRECT METHOD)
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e15	+ ESTIMATES FOR THE PERIOD	0	0
e16	+ PROVISIONS FOR THE PERIOD	0	0
e17	+ (-) OTHER UNREALIZED ITEMS	0	0

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	224,660	254,616
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	230,039	258,484
e19	(-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+ IMPAIRMENT LOSS	0	0
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	(5,379)	.(2,580)
e24	(-) + OTHER ITEMS	0	(1,288)

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	(3,596)	0
e25	+ ACCRUED INTEREST	(3,596)	0
e26	+ (-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(435,997)	(896,490)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(497,748)	(1,396,044)
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(406,231)	337,077
e29	+ (-)DECREASE (INCREASE) IN IN OTHER ACCOUNT RECEIVABLES	51,706	(25,282)
e30	+ (-) INCREASE DECREASE IN SUPPLIERS	492,893	430,017
e31	+ (-)INCREASE DECREASE IN OTHER LIABILITIES	(76,617)	(215,527)
e32	+ (-) INCOME TAXES PAID OR RETURNED	0	(26,731)

e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(164,645)	(51,918)
e33	(-) PERMANENT INVESTMENT IN SHARES	0	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	(-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT	(146,785)	(54,498)
e36	+ SALE OF PROPERTY PLANT AND EQUIPMENT	0	0
e37	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	+ OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	5,379	2,580
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-) OTHER ITEMS	(23,239)	0

e10	NET CASH FRON FINANCING ACTIVITIES	0	63,607
e45	+ BANK FINANCING	0	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	63,607
e48	(-) BANK FINANCING AMORTIZATION	0	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE ) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENS PAID	0	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	(-) INTEREST EXPENSE	0	0
e56	(-) REPURCHASE OF SHARES	0	0
e57	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
DATE PER SHARE
CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.60	$ 2.60
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER
	COMMON SHARE (**)	$ 2.60	$ 2.60
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$ 38.41	$ 36.68
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	0.77 times	0.99 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	12.50 times	13.95 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
RATIOS
CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	8.05%	9.03%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	5.91%	6.36%
p03	NET INCOME TO TOTAL ASSETS (**)	4.46%	4.72%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%	0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.89 times	0.75 times
p07	NET SALES TO FIXED ASSETS (**)	2.63 times	2.15 times
p08	INVENTORIES TURNOVER (**)	0.83 times	2.89 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	35 days	41 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.55%	1.25%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	24.58%	25.84%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.33 times	0.35 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	42.70%	40.38%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	187.26 times	0.00 times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.63 times	2.91 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.45 times	3.10 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.78 times	1.65 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.07 times	1.88 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	85.76%	44.64%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
DIRECTOR REPORT

Comparative first quarter of 2011 vs. first quarter of 2010

Net Sales

Net sales of the company increased 3% by the combination of: improved in the sales price and fall of volume of shipments, sales rose from Ps. 6,393 millions in the first quarter of 2010 to Ps. 6,565 millions in the same period of 2011. Shipments of finished steel products decreased 11%, from 604 thousand tons in the first quarter of 2010 compared to 538 thousand tons in the same period of 2011. Total sales outside of Mexico in the first quarter of 2011 increased 9% to Ps. 3,678 millions compared to Ps. 3,380 millions in the same period of 2010. The Mexican sales decreased 4% from Ps. 3,013 millions in the first quarter of 2010 to Ps. 2,887 millions in the same period of 2011. The increase in sales can be explained due to improvement in the price of the subsidiary Simrep, because the volume of tons shipments in both periods are similar, while the finished products of the facilities of Mexico showed a fall in the first quarter of 2011, by the failure of the transformer in the plant of Guadalajara. Comparatively with the same period of 2010, sales in volume decreased 66 thousand shipment in 2011. The average price of steel products increased 15% in the first quarter of 2011 compared with the same period of 2010.

Direct Cost of Sales

Direct cost of sales increased 5% from Ps. 5,391 millions in the first quarter of 2010 to Ps. 5,682 millions in the same period of 2011. Direct cost of sales as a percentage of net sales in the first quarter of 2011 represented 87% compared to 84% the same period of previous year. The increase is due to increase in price of raw materials. The average cost of finished steel products in the first quarter of 2011 increased 18% compared to the same period of 2010.

Marginal Profit

Marginal profit of the company for the same period decreased 12% from Ps. 1,002 millions in 2010 to Ps. 883 millions in the same period of 2011. Marginal profit as a percentage of net sales in the first quarter of 2011 was 13% and for the same period of 2010 was 16%. The fall in marginal profit is due to fall in volume of shipments and increase in raw materials during the first quarter of 2011 compared with the same period of 2010.

Operating Expenses

Operating expenses decrease 20% to Ps. 282 millions in the first quarter of 2011 compared to Ps. 354 millions in the same period of 2010, and represented 4% of net sales in the first quarter of 2011 and 6% in the first quarter of 2010.

Operating Income

Operating income decreased 7% from Ps. 648 millions for the first quarter of 2010 compared to Ps. 601 millions in the same period of 2011. Operating income as a percentage of net sales was 10% in the first quarter of 2010 compared to 9% in the same period of 2011. The decreased in operating income is due to fall in volume of shipments, increased in raw material during the first quarter of 2011 compared with the same period of 2010.

EBITDA

The ebitda of the company for the first quarter of 2011, show a decreased of 8%, by the above mentioned, to fall from Ps. 906 millions in the first quarter of 2010 compared against Ps. 831 millions of the first quarter of 2011,

Comprehensive Financial Cost

Comprehensive financial cost in the first quarter of 2011 represented an expense of Ps. 84 millions compared with an expense of Ps. 24 millions in the same period of 2010. Net interest income was Ps. 2 millions in the first quarter of 2011 compared with a net gain of Ps. 3 millions in the same period of 2010. At the same time, Simec registered an exchange loss of Ps. 86 millions in the first quarter of 2011 compared with an exchange loss of Ps. 27 millions in the same period of 2010, due to 5.3% revaluation of the peso versus the dollar as of March 31, 2011 compared to December 31, 2010.

Other Expenses (Income) net

The company recorded other income net of Ps. 1 millions in the first quarter of 2011 compared to other income net of Ps. 10 millions in the same period of 2010.

Income Taxes

Income Taxes recorded an income of Ps. 11 millions in the first quarter of 2011 (including the income of Ps. 33 millions of deferred income taxes) compared to an expense of Ps. 21 millions in the same period of 2010 (including the benefits of Ps. 2 millions of deferred income taxes).

Net Income

As a result of the foregoing, net income decreased 14% to Ps. 529 millions in the first quarter of 2011 versus Ps. 614 millions in the same period of 2010.

Liquidity and Capital Resources

As of March 31, 2011, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.6 millions (accrued interest on March 31, 2011 was U.S. $452,189, or Ps. 5.4 millions). As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2010 was U.S. $445,314).

Comparative first quarter of 2011 vs. fourth quarter of 2010

Net Sales

Net sales of the company increased 17% from Ps. 5,615 millions of the fourth quarter of 2010 to Ps. 6,565 millions to the first quarter of 2011. Sales in tons of finished steel increased 3% from 522 thousand tons in the fourth quarter of 2010 compared with 538 thousand tons in the first quarter of 2011. The total sales outside of Mexico for the first quarter of 2011 increased 19% to Ps. 3,094 millions in the fourth quarter of 2010, compared with Ps. 3,678 millions for the first quarter of 2011. The Mexican sales increased 15% from Ps. 2,521 millions in the fourth quarter of 2010 to Ps. 2,887 millions in the first quarter of 2011. Prices of finished products sold in the first quarter 2011 increased 13% compared to the fourth quarter 2010.

Direct Cost of Sales

Direct cost of sales increased 11% from Ps. 5,136 millions in the fourth quarter of 2010 to Ps. 5,682 millions in the first quarter of 2011. With respect to sales, in the first quarter of 2011, the direct cost of sales represent 87% compared to 91% for the fourth quarter of 2010. The average cost of raw materials used to produce steel products increased 7% in the first quarter of 2011 versus the fourth quarter of 2010, primarily as a result of increase in the volume of shipments and increases in the price of raw materials.

Marginal (Loss) Profit

Marginal profit for the first quarter of 2011 grew to Ps. 883 millions compared with the profit of Ps. 479 millions in the fourth quarter of 2010, this represented an increased of 84%. The marginal profit as a percentage of net sales for the first quarter of 2011 was 13% compared with 9% for the fourth quarter of 2010. The increase in marginal profit is due to the swift improved in the volume of the shipments and improved of the sales price.

Operating Expenses

Operating expenses represented to Ps. 282 millions in the first quarter of 2011 versus Ps. 325 millions in the fourth quarter of 2010, equivalent to a decreased of 13%. Operating expenses as a percentage of net sales represented 4% during the first quarter of 2011 and 6% for the fourth quarter of 2010.

Operating (Loss) Income

Operating income was Ps. 601 millions in the first quarter of 2011 compared to Ps. 154 millions of the fourth quarter of 2010. The operating income increase 290% between both quarters. The operating income as a percentage of net sales in the first quarter of 2011 was 9% compared to a operating loss of 3% in the fourth quarter 2010. The increase in operating income is due to the improved in shipments and sales price for the first quarter of 2011 compared with the fourth quarter of 2010.

EBITDA

The ebitda of the first quarter of 2011 was of Ps. 831 millions compared to Ps. 402 millions of the fourth quarter of 2010, an increased of Ps 429 millions.

Comprehensive Financial Cost

Comprehensive financial cost for the first quarter of 2011 represented an expense of Ps. 84 millions compared with an expense of Ps. 10 millions for the fourth quarter of 2010. Net interest income was Ps. 2 millions in the first quarter of 2011 compared with a zero cost in the fourth quarter of 2010. At the same time we registered an exchange net loss of Ps. 86 millions in the first quarter of 2011 compared with an exchange net loss of Ps. 10 millions in the fourth quarter of 2010.

Other Expenses (Income) net

The company recorded other income net of Ps. 1 millions in the first quarter of 2011 compared with other expenses net of Ps. 14 millions for the fourth quarter of 2010.

Income Taxes

Income Taxes, the company recorded an income of Ps. 11 millions in the first quarter of 2011 (include an income of income tax deferred for Ps 33 millions) compared against an income of Ps. 85 millions of income for income tax for the fourth quarter of 2010.

Income (Loss)

As a result of the foregoing, the company recorded a net income of Ps. 529 millions in the first quarter 2011 compared to a net income of Ps. 215 millions in the fourth quarter 2010.

(Millions of pesos)	1Q ‘11	1Q ‘10	4Q ‘10	1Q´11 vs 1Q'10	1Q´11 vs 4Q´10
Sales	6,565	6,393	5,615	3%	17%
Cost of Sales	5,682	5,391	5,136	5%	11%
Gross Profit	883	1.002	479	(12%)	84%
Operating Expenses	282	354	325	(20%)	(13%)
Operating Profit	601	648	154	(7%)	290%
EBITDA	831	906	402	(8%)	107%
Net Profit	529	614	215	(14%)	146%
Sales outside Mexico	3,678	3,380	3,094	9%	19%
Sales in México	2,887	3,013	2,521	(4%)	15%
Total sales (tons)	538	604	522	(11%)	3%

Product
	Thousands of tons 1Q '11	Millions of pesos 1Q'11	Average price per ton 1Q'11	Thousands of tons 1Q'10	Millions of pesos 1Q'10	Average price per ton 1Q'10	Thousands of tons 4Q'10	Millions of pesos 4Q'10	Average price per ton 4Q'10
Comercial Profiles	234	2,362	10,094	284	2,488	8,760	261	2,428	9,303
Special Profiles	304	4,203	13,825	320	3,905	12,203	261	3,187	12,211
	538	6565	10,202	604	6,393	10,584	522	5,615	10,757

The comparative table of the three Quarter Income have been modified with the full cost system
     Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
FINANCIAL STATEMENT NOTES
CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF).

b.  All significant intercompany balances and transactions have been eliminated in consolidation.

c.  Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories – Are valued to the full cost average by Domestic subsidiaries, and the foreing subsidiaries are valued on a last-in, first-out(LIFO). For translation effects into MFRS the inventories have benn adjusted from LIFO to average full cost system.
Billet finished goods and work in process, have been valued to the full cost.
Raw materials, materials, supplies and rollers, at the average cost.

The Company presents as non-current inventories certains raw materials (Coke) rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- During 2010, 2009 and 2008 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating cost.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2010, 2009 and 2008 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders’ equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income. At that time, the fair value included in Stockholders’ equity is also recognized in income. The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of December 31, 2010 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.
- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders’ equity accounts.
- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period
- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders’ equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2010 sales of ten customers accounted for approximately 25% of the Republic’s sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

As of March 31, 2011, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.6 million (accrued interest on March 31, 2011 was U.S. $452,297, or Ps. 3.7 million). As of December 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2010 was U.S. $445,314).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 5,077 (U.S. $424,207) at March 31, 2011, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR:2011
GRUPO SIMEC, S.A.B. DE C.V.
RELATIONS OF SHARES INVESTMENTS
CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia Siderurgica de Guadalajara	Production and sales of steel products		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Undershaft	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Comercializadora Simec	Sales of steel products		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Freight services		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		50.22
Republic Engineered Products	Production and sales of steel products		50.22
CSG Comercial	Sales of steel products		99.95
Comercializadora de Productos de Aceros de Tlaxcala	Sales of steel products		99.95
Siderúrgica de Baja California	Sales of steel products		99.95
Corporación Aceros DM	Sub-Holding		99.99
Productos Siderurgicos de Tlaxcala	Sales of steel products		100.00
Comercializadora MSAN	Sales of steel products		100.00
Comercializadora Aceros DM	Sales of steel products		100.00
Promotora de Aceros San Luis	Sales of steel products		100.00
Arrendadora Norte de Matamoros	Land		85.00
Procesadora Industrial	Administrative services		99.99
Acero Transporte San	Freight services		100.00
Simec International 2	Production and sales of steel products		99.99
Simec International 3	Production and sales of steel products		99.99
Simec International 4	Production and sales of steel products		99.99
Simec International 5	Production and sales of steel products		99.99
Simec International 6	Production and sales of steel products		99.99
Simec International 7	Production and sales of steel products		99.99
Corporación ASL	Sales of steel products		99.99
Simec Acero	Sales of steel products		100.00
Simec USA	Sales of steel products		100.00
Simec Steel	Sales of steel products		100.00
Pacific Steel Projects	Administrative services		100.00
TOTAL INVESTMENT IN SUBSIDIARIES
ASSOCIATEDS
			0
TOTAL INVESTMENT IN ASSOCIATEDS			0
OTHER PERMANENT INVESTMENTS			0.00
TOTAL			0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR:2011
GRUPO SIMEC, S.A.B. DE C.V.
CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

	Amortization	Rate of	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
Credit Type / Institution	Date	Interest	Time Interval						Time Interval
			Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	Year	Years	Years	Years	Years or	Year	Year	Years	Years	Years	Years or
								More						More
BANKS
			0	0	0	0	0	0	0	0	0	0	0	0
			0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE
UNSECURED DEBT
Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	3,614	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	3,614	0	0	0	0	0

SUPPLIERS
Various			700,280	0	0	0	0	0	1,898,714	0	0	0	0	0

TOTAL SUPPLIERS			700,280	0	0	0	0	0	1,898,714	0	0	0	0	0

OTHER LOANS WITH COST		0.25							581,130

TOTAL			0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST
Various	99,310	0	0	0	0	0	423,365	0	0	0	0	0
TOTAL	99,310	0	0	0	0	0	423,365	0	0	0	0	0

TOTAL	799,590	0	0	0	0	0	2,906,823	0	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at March 31, 2011 was Ps. 11.9678

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREING CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	450,873	5,395,961	660	7,895	5,403,856

LIABILITIES POSITION	247,015	2,957,833	0	0	2,957,833
SHORT TERM LIABILITIES POSITION	242,887	2,906,823	0	0	2,906,823
LONG TERM LIABILITIES POSITION	4,128	51,010	0	0	51,010

NET BALANCE	203,858	2,438,128	660	7,895	2,446,023

NOTES
THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT MARCH 31, 2011 WAS PS. 11.9678

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES
A) Accomplished the actual situation is 3.45 times.
B) Accomplished the actual situation is 0.33
C) Accomplished the actual situation is 448.1

As of March 31, 2011, the remaining balance of the MTNs not exchanged amounts to Ps. 3,614 ($302,000 dollars).

C.P. Adolfo Luna Luna Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	56.09
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	74.38
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	76.41
CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,380	72.94
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,150	0.00
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	840	58.74
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	600	70.48
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	61.14
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	70	47.00
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	60	55.00
SAN LUIS POTOSI COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	600	78.22

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
MAIN RAW MATERIALS
CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	37.52
SCRAP	VARIOUS	PLANTS IN MEXICO			54.80
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	6.72
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	12.18
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	2.35
PLANTS IN USA		ELECTRODES	VARIOUS	NO	2.65

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
SELLS DISTRIBUTION BY PRODUCT
CONSOLIDATED

DOMESTIC SALES

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
COMMERCIAL PROFILES	234	2,337,069
SPECIAL PROFILES	93	1,018,082
OTHERS		24,829

T O T A L		3,379,980

FOREIGN SALES	211	3,185,471
TOTAL		6,565,451

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
SELLS DISTRIBUTION BY PRODUCT
CONSOLIDATED

FOREIGN SALES

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
EXPORTS
COMMERCIAL PROFILES	40	436,486
SPECIAL PROFILES	3	31,709
OTHERS	0	24,661
FOREIGN SUBSIDIARIES
SPECIAL PROFILES	211	3,185,470

T O T A L		3,678,326

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
CONSTRUCTION IN PROGRESS

CONSOLIDATED

THE PROJECTS IN PROGRESS AT MARCH 31, 2011, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	78,306
PROJECTS IN MEXICALI	6,700
PROJECTS IN TLAXCALA	322,659
PROJECTS IN GUADALAJARA	15,055
PROJECTS IN SAN LUIS POTOSI	4,032

TOTAL INVESTMENT AT MARCH 31, 2011	426,752

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
INFORMATION RELATED TO BULLETIN B-15

CONSOLIDATED

Foreign currency transactions and exchange differences – Transactions in foreign currencies are recorded at the exchange rates prevailing at the celebration and liquidation dates. The assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the date of the consolidated balance sheet. The exchange gains or losses incurred in connection with those assets or liabilities are included in the Statement of income, as part of the comprehensive financing cost. Note 3 presents the consolidated position in foreign currencies at the end of each year and the exchange rates used in the translation.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with the New Mexican Financial Reporting Standard MFRS B-15 "Conversion of foreign currencies” that came into effect on January 1, 2008. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The new rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar was considered as the functional currency of the subsidiary SimRep, therefore the financial statements of this subsidiary were translated into Mexican pesos by applying: i) the exchange rates at the balance sheet date to all assets and liabilities and (ii) the historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses. The difference resulting from the translation or consolidation processes or from applying the equity method, is recognized as a cumulative translation adjustment as part of Translation effect in foreign subsidiaries in Stockholders’ equity.

The Mexican Peso was considered the functional currency of the subsidiary Pacific Steel and the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate. Translation differences were carried directly to the income statement under the caption Foreign exchange loss, net.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED
INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444
TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 497,709,214

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC QUARTER: 1 YEAR: 2011
GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FIRST QUARTER REPORT.

ING LUIS GARCIA LIMON	C.P. ADOLFO LUNA LUNA
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT MAY 03 OF 2011.